FORM N-SAR

REGISTRANT:
FRANKLIN GOLD FUND
File No. 811-1700


EXHIBIT - Item 77C - Matters submitted to a vote of security holders

At the annual meeting of shareholders of the registrant held on March 7, 1995 the following item was voted upon:

To approve an amendment to the Fund's Articles of Incorporation to permit the issuance of an additional class of shares and to make other conforming changes.

Vote For         Vote Against
13,623,364       1,097,865